Filed Pursuant to Rule 424(b)(3)
                           Registration No. 333-101299



                     ALTERNATIVE TECHNOLOGY RESOURCES, INC.

                           Prospectus Supplement No. 1
                     (To Prospectus Dated February 11, 2003)


     You should read this prospectus Supplement No. 1 and the related prospectus dated February 11, 2003 carefully before you invest. Both documents contain information you should consider when making your investment decision.

     On July 1, 2003, we appointed Mr. Alan Baron as chairman of the board of directors and Mr. Mark Rieger as a director and chief executive officer. Mr. Baron replaces Mr. James W. Cameron, Jr. who resigned as a member of the board of directors and chief financial officer on June 30, 2003. Mr. Rieger replaces Mr. Jeff McCormick who resigned as chief executive officer on July 1, 2003. Mr. McCormick, however, continues to serve as a member of the board of directors. We are actively searching for a new chief financial officer.

     Prior to the appointment as chairman of the board of directors, Mr. Alan Baron, 53, has served as a general partner of Decameron Partners LLP since 1991 and received his Masters from the University of Texas - Dallas in Humanities.

     Mark W. Rieger, 45, prior to his appointment as our chief executive officer and member of the board of directors, has served as our VP Plan Purchaser Services from July 2000 to July 2003. Mr. Rieger has worked more than 17 years in health care administration. From 1990 - 2000, Mr. Rieger was the Regional Service Line Administrator at Sutter Health Central, Sacramento. In addition to hospital operations, Mr. Reiger has specialty services network development and managed care contracting experience. Mr. Rieger received his Masters degree from Northeastern University, Boston.

     We are currently experiencing substantial cash shortages as a result of our lower than expected revenues. We have taken steps to reduce our expenses in an effort to improve our financial condition. Such steps include closing our headquarters located in Portsmouth, New Hampshire and relocating to our office in Sacramento, California. In addition, we downsized from 98 employees as of December 31, 2002 to 29 employees. We intend to seek additional capital for our operations and in order to improve our financial condition and provide short-term working capital.

            The date of this prospectus supplement is July 10, 2003